WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION.

1001 Air Brake Avenue

Wilmerding, PA 15148

April 29, 2009

Via EDGAR

Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Westinghouse Air Brake Technologies Corporation.

Form 10-K: For the Year Ended December 31, 2008

Commission File No. 01-32833

Dear Mr. Shenk:

We have reviewed the comments and recommendations of the Staff set forth in your letter dated April 9, 2009. On behalf of Westinghouse Air Brake Technologies Corporation, this letter will set forth our responses to the Staff’s comments. Note that all page numbers cited in our responses below refer to the page numbers in the Form 10-K filed with the SEC on February 27, 2009.

FORM 10-K: FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Your 10-K must be signed by your principal financial officer and your principal accounting officer or controller. Please amend your 10-K accordingly. Refer to Instruction D.2(a) to Form 10-K.

We will amend our Form 10-K for the fiscal year ended December 31, 2008 adding the signature of the principal financial officer and principal accounting officer. Future filings of Form 10-K will include the signature of the principal financial officer and principal accounting officer.

Lyn Shenk

April 29, 2009

Note 3. Acquisitions and Discontinued Operations, page 56

2.	We note that your purchase of Standard Car Truck Company on December 5, 2008 resulted in the preliminary allocation of $113.8 million to customer relationships. We also note that these customer relationships have an average useful life of 25 years. Please supplementally explain to us how you determined the average useful life was 25 years, including significant assumptions and judgments involved in arriving at that estimated life. In addition, please tell us, and revise to disclose, the method of amortization you use and your basis for use of that method.

Standard Car Truck Company (SCT) is a manufacturer and designer of stabilization systems for freight cars used in the rail transportation industry.

To properly determine the amortization period for the customer relationships asset, we performed a customer attrition analysis. Measurement of customer attrition was done with a base year of 2003, through the interim period of October of 2008. Looking at the consolidated top 25 customers and their base revenue levels at 2003 for all of SCT, there was no customer attrition. At a minimum every customer maintained their base revenue level as of the interim date prior to closing of the transaction. We expect that sales volumes will vary each year due to basic economic conditions and the highly cyclical nature of the industry which is dependent on rail car builds and the customers of SCT ability to maintain market share. However during this period, SCT did not lose any customers nor did their revenue levels decline. This is consistent with the experience of our existing business units serving the same basic industry and customer list.

To support the life of the customer list, we looked to the characteristics of the underlying product being provided and the industry served. On average, a freight car will last in excess of 30 to 40 years. According to the Association of American Railroads (AAR), the average age of the active fleet of railcars is 19.2 years, even after record freight car builds over the past 4 years. Per the 1st quarter report from IHS Global Insight, a research organization which provides industry statistics and forecasts specific to the freight car industry, 37.2 percent of the entire U.S. freight car fleet is over 25 years of age. Breaking it down further, that same report states that 51.7 percent of the U.S. railroad fleet for North America is over 25 years of age. U.S. private freight cars are younger with 28.8 percent older than 25 years. This results in a steady stream of revenue initially supplying original equipment manufacturers and then the opportunity to supply aftermarket repair parts for an extended period of time.

Barriers to entry and resistance to change in the industry also lends to a long term relationship with our customers. The industry is governed by the regulations promulgated by the AAR and the Federal Railroad Administration (FRA), and both groups mandate manufacturer certification and new product testing and approval processes which we believe are difficult for new entrants to meet and overcome. Because of this regulation, the industry has remained stable with only a handful of suppliers to the freight car builders. This oversight and approval process causes change in design and technology to our products to be slow and helps to explain why a customer relationship can continue over a significant period.

Because of the zero attrition per our customer analysis, we concluded that a straight line amortization of the asset was most reasonable. Future filings will be revised to disclose the following information concerning the method of amortization used for the customer relationships, and our basis for use of that method:

“The Company uses a straight-line method for amortizing finite intangible assets over their useful lives. Management periodically reviews the useful lives assigned to the related assets each reporting period, and will adjust the amortization period when events or circumstances indicate that the economic benefit will not be consumed over the period originally expected.”

Lyn Shenk

April 29, 2009

Note 8. Intangibles, page 60

3.	You state that the weighted average useful life of customer relationship is 14 years at December 31, 2008. However, it appears that approximately 80 percent of the net customer relationship intangible, related to the Standard Car Truck Company acquisition, has an average useful life of 25 years. Therefore, please supplementally explain to us how you determined total weighted average useful life of 14 years.

Upon review of our calculation we have determined that the average useful life of customer relationships as disclosed at 14 years was incorrect, and should have been 23. The 10k disclosure was calculated incorrectly including SCT customer backlog. We intend to revise future filings to disclose the correct useful life of customer relationships.

******

If you have any further questions or comments, please contact the undersigned at (412) 825-1317 or contact our counsel at Reed Smith, Dave DeNinno (412-288-3214) or Christi Davis (412-288-7226).

Sincerely,

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

Alvaro Garcia-Tunon

cc:	P. Dugan

D. Labate

D. DeNinno, Esq.

C. Davis, Esq.